[LETTERHEAD OF VIACOM]

                                                           June 6, 1994

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Viacom Inc., which will be held at the Equitable Center, 787 Seventh Avenue (at 51st Street), New York, New York at 10:30 a.m. (local time) on July 7, 1994. At the Special Meeting, holders of Viacom Class A Common Stock will be asked to approve proposals providing for the merger of a wholly owned subsidiary of Viacom with and into Paramount Communications Inc.


     The merger with Paramount reflects our vision of building an integrated global entertainment company. The combination of Viacom and Paramount will form an entertainment and communications powerhouse uniquely positioned to exploit new opportunities in the entertainment business, domestically and around the world. Viacom is also a party to a merger agreement with Blockbuster Entertainment Corporation, however, there can be no assurance that the merger with Blockbuster will ultimately be consummated. ANY CONSIDERATION OF THE BLOCKBUSTER MERGER WILL TAKE PLACE AT A SEPARATE SPECIAL MEETING OF VIACOM STOCKHOLDERS FOR WHICH YOU WILL RECEIVE A SEPARATE JOINT PROXY STATEMENT/PROSPECTUS OF VIACOM AND BLOCKBUSTER.


     Pursuant to a successful tender offer, on March 11, 1994, Viacom completed its purchase of a majority of the outstanding shares of Paramount Common Stock. In the merger, each share of Paramount Common Stock not owned by Viacom will be converted into the right to receive (i) 0.93065 of a share of non-voting Viacom Class B Common Stock, (ii) $17.50 principal amount of 8% exchangeable subordinated debentures of Viacom, (iii) 0.93065 of a contingent value right, representing the right to receive (under certain circumstances) cash or securities depending on market prices of Viacom Class B Common Stock during a one-, two-or three-year period following the merger, (iv) 0.5 of a three-year warrant to purchase one share of Viacom Class B Common Stock at $60 per share and (v) 0.3 of a five-year warrant to purchase one share of Viacom Class B Common Stock at $70 per share. The proposed merger with Paramount is described in the accompanying Joint Proxy Statement/Prospectus.


     The Viacom Board of Directors has determined that the tender offer and the merger with Paramount, taken together, are fair to, and in the best interests of, Viacom and its stockholders. Accordingly, the Board approved the Paramount merger agreement and certain other transactions with Paramount and recommends that holders of Viacom Class A Common Stock vote to approve the merger with Paramount and the issuance of shares of Viacom Class B Common Stock and other Viacom securities in connection with the merger. The Board also recommends that such holders approve proposals to amend the Restated Certificate of Incorporation of Viacom to increase the number of shares of Viacom Class A Common Stock authorized to be issued from 100 million to 200 million, to increase the number of shares of Viacom Class B Common Stock authorized to be issued from 150 million to one billion, to increase the number of shares of preferred stock of Viacom authorized to be issued from 100 million to 200 million and to increase the maximum number of directors constituting the entire Board of Directors of Viacom from 12 to 20.


     National Amusements, Inc., which owns approximately 85% of Viacom's voting stock, has agreed to vote such shares in favor of the transactions contemplated by the Paramount merger agreement in accordance with National Amusement's obligations under a Voting Agreement executed with Paramount. Therefore, approval of such transactions by the stockholders of Viacom is assured.

     Immediately following the Special Meeting, the 1994 Annual Meeting of Viacom Stockholders will be convened for the purposes listed in the accompanying Notice of Special and Annual Meetings of Stockholders. The proposals to be considered at the Annual Meeting are described in the accompanying Joint Proxy Statement/Prospectus.
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     Because of the significance to Viacom of the transactions described above, your participation in these meetings, in person or by proxy, is especially important.

     I hope you will be able to attend the meetings. However, even if you anticipate attending in person, we urge you to mark, sign and return the enclosed proxy cards promptly to ensure that your shares of Viacom Class A Common Stock will be represented at the meetings. If you do attend, you will, of course, be entitled to vote such shares in person.

     Thank you, and I look forward to seeing you at the meetings.

                                         Sincerely,

                                         /s/ SUMNER M. REDSTONE

                                         SUMNER M. REDSTONE
                                         Chairman of the Board

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